May 9, 2018

VIA FEDEX AND EDGAR TRANSMISSION

Mara L. Ransom

Assistant Director

Office of Consumer Products

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	FinTech Acquisition Corp. II

Registration Statement on Form S-4

Filed March 27, 2018

File No. 333-223936

Dear Ms. Ransom:

On behalf of FinTech Acquisition Corp. II, a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated April 26, 2018 (CORRECTED) relating to the Registration Statement on Form S-4 of the Company (the “Form S-4”) filed with the Commission on March 27, 2018. We are concurrently filing via EDGAR Amendment No.1 to the Form S-4 (the “Draft Amendment”). The changes reflected in the Draft Amendment include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments.  For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Draft Amendment submitted concurrently herewith.

General

1.	Clarify whether the amount you are registering at this time, 16,598,281 shares, represents the maximum number of shares you intend to issue. If it is possible you will issue additional shares, please tell us why you are not registering those shares at this time.

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Draft Amendment in response to the Staff’s comment.

2.	In an appropriate place in your prospectus, please disclose the reason why and manner in which founders shares will be transferred to Interwire LLC in connection with the Merger.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 76, 81 and 84 of the Draft Amendment in response to the Staff’s comment.

Questions & Answers about the Proposals for Stockholders, page 3

Will FinTech obtain new financing in connection with the Merger?, page 5

3.	We note your disclosure that you anticipate Intermex’s existing credit facility to remain in place following the merger. Please file the governing credit agreement as an exhibit to your filing.

The Company acknowledges the Staff’s comment and has filed the credit agreement and amendment No.1 thereto as exhibits 10.29 and 10.30, respectively, to the Draft Amendment.

What happens if I vote against the Merger Proposal?, page 9

4.	Please revise to clarify, if true, that your charter does not provide any means to extend the January 25, 2019 deadline for completing a business combination.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 7 of the Draft Amendment in response to the Staff’s comment.

Summary of the Proxy Statement/Prospectus, page 14

The Merger Proposal, page 15

5.	You state throughout your filing that the consideration to be paid in the merger will consist in part of “an estimated 16,598,281 shares of [y]our common stock based on Intermex’s current capitalization and assuming the Merger is completed on June 30, 2018.” Please expand the disclosure in your proxy statement/prospectus summary to provide the range of common share amounts that you may be required to issue as merger consideration. Please also add cross-references to the discussion of consideration adjustments on page 68 at appropriate locations in your cover page, questions and answers, and proxy statement/prospectus summary.

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 3 and 13 of the Draft Amendment in response to the Staff’s comment.

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6.	Please revise your disclosure in the proxy statement/prospectus summary to disclose ranges or estimates of the additional consideration that you may be required to issue based on the amount of excess cash at Intermex upon closing, and explain briefly how that amount of “excess cash” will be determined. Disclose how and when you will determine whether you will issue shares or provide cash.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 13 and 65 of the Draft Amendment in response to the Staff’s comment.

7.	You disclose here that, “It is a condition to closing under the Merger Agreement that at least $125 million remain in the trust account after payment of all requested redemptions by our public stockholders.” Please revise to clarify that this condition is waivable by Intermex.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 14, 63 and 98 of the Draft Amendment in response to the Staff’s comment.

Selected Historical Consolidated Financial Information of FinTech, page 22

8.	You state that the selected historical consolidated financial information for Intermex Holdings, Inc. (“Holdings”) as of December 31, 2015 has been derived from Holdings’ audited financial statements included elsewhere in this filing. Holdings’ audited financial statements do not include an audited balance sheet as of December 31, 2015. Please revise.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 20 of the Draft Amendment in response to the Staff’s comment.

9.	Please disclose cash dividends declared in the table of financial data. Refer to Instruction 2 of Item 301 of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 20 of the Draft Amendment in response to the Staff’s comment.

Risk Factors, page 30

Risks Relating to FinTech and the Merger, page 44

Actions taken by the initial stockholders, our officers and directors to increase the likelihood of approval of the Merger Proposal…, page 52

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10.	We note your indication here that “one such arrangement has been made with an existing investor.” Please tell us the nature and terms of this arrangement, how it was made in advance of the filing of this registration statement and how it changes the number of shares you need to approve the Merger Proposal.

The Company acknowledges the Staff’s comment and hereby advises the Staff that on March 5, 2018, three investment funds under common control (collectively, “Investor”) agreed to purchase from the Company’s Sponsor an aggregate of 150,000 Founder Shares currently held by the Sponsor, for a purchase price equal to the price initially paid by the Sponsor in connection with the Company’s formation and initial capitalization. The purchase and sale is contingent upon (i) the Investor holding at least 500,000 shares of common stock of the Company prior to the Merger, (ii) the Investor not exercising its redemption rights in connection with the Merger, and (iii) the successful consummation of the Merger. The Company had previously publicly filed or furnished the Merger Agreement, an investor presentation and related documents and information about the Merger, and the arrangement with the Investor was negotiated using entirely publicly-available information about the Company, Intermex and the Merger. If the Investor elects to exercise its redemption rights with respect to the shares of common stock that it holds, it will not receive the 150,000 Founders Shares from the Sponsor; there is no arrangement or agreement prohibiting the Investor from exercising redemption rights or voting against the Merger Proposal. Accordingly, the Company respectfully submits that this arrangement with the Investor does not change the number of shares that are needed to approve the Merger Proposal.

Proposal No. 1 — The Merger Proposal, page 67

11.	Where appropriate, please revise to include disclosure highlighting the material differences between the rights of FinTech and Intermex security holders and the rights of security holders in the post-combination company. Refer to Item 4(a)(4) of Form S-4.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 97 of the Draft Amendment in response to the Staff’s comment.

Structure of the Merger, page 67

12.	Please include an organizational chart depicting your structure after consummation of the merger.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 64 and 65 of the Draft Amendment in response to the Staff’s comment.

Shareholders Agreement, page 78

13.	Explain how and when Intermex legacy stockholders will end up holding shares of your common stock when the Merger seems to contemplate the issuance of your shares directly to the sole stockholder of Intermex.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 75 of the Draft Amendment in response to the Staff’s comment.

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Background of the Merger, page 78

14.	Please supplementally provide us with copies of any presentations relating to the Merger that your advisors presented to your board.

The Company acknowledges the Staff’s comment and has supplementally provided a copy of the presentation made to the Board of Directors of the Company by BTIG, the only presentation relating to the Merger made to the Board of Directors of the Company.

15.	Please expand your disclosure on page 80 to explain why, of the approximately fifteen potential targets with which you signed non-disclosure agreements, Intermex was the only one to which you provided a preliminary letter of intent.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 77 of the Draft Amendment in response to the Staff’s comment.

16.	Please expand the disclosure in this section to elaborate upon the roles played by Messrs. Ferraro and Mastrangelo, Northland Securities, PayGility, Cantor Fitzgerald, and JMP Securities in evaluating the business combination. Please also disclose the projected Intermex financial information that Intermex and Stella Point provided on August 7, 2017, and disclose all other related information that Items 4(b) of Form S-4 and 1015(b) of Regulation M-A require.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 77, 78, 79, 80 and 81 of the Draft Amendment in response to the Staff’s comment. The Company further advises the Staff that the projected Intermex financial information provided on August 7, 2017 covered only projections for 2017 that were superseded by the three-year financial projections used by BTIG in preparing its fairness opinion and already disclosed in the Form S-4. As a result, the Company respectfully submits that no further disclosure is required pursuant to Items 4(b) of Form S-4 and 1015(b) of Regulation M-A with respect to these projections.

17.	Please revise to identify the “existing FinTech investor” with whom the negotiating parties met on October 10, 2017.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 80 of the Draft Amendment in response to the Staff’s comment.

18.	Please expand the disclosure here to include a more detailed description of the negotiations surrounding the material terms of the merger agreement, including the amount and form of consideration. For example, please specify which of the parties recommended that the initial consideration be based upon an enterprise value for Intermex of $380 million, and explain how that amount was determined. Please provide similar disclosure regarding the negotiations surrounding those rights that the Shareholders Agreement and the Registration Rights Agreement grant to the parties thereto.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Background of the Merger section of the Draft Amendment in response to the Staff’s comment.

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19.	With respect to the “pro forma valuation model” that you reviewed with JMP Securities on November 27, 2017, please revise to clarify who prepared the valuation model and to provide all other related information that Items 4(b) of Form S-4 and 1015(b)(6) of Regulation M-A require. Please provide similar disclosure for the PayGility report that you reference on page 84, as applicable.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 82 of the Draft Amendment in response to the Staff’s comment. The Company further advises the Staff that the “pro forma valuation model” was prepared as a tool for calculating the Merger Consideration and the Company’s post-closing enterprise valuation and not for purposes of evaluating the fairness of the Merger Consideration. The Company also advises the Staff that the PayGility diligence report was prepared on behalf of the Company in order to obtain a better understanding of Intermex’s technology and related platform and not for purposes of evaluating the fairness of the Merger Consideration. As a result, the Company respectfully submits that no further disclosure is required pursuant to Items 4(b) of Form S-4 and 1015(b)(6) of Regulation M-A with respect to the “pro forma valuation model” or the PayGility diligence report.

Reasons for the Approval of the Merger, page 86

20.	Please revise to disclose whether the board considered as negative factors i) the legacy Intermex stockholders’ rights under the Shareholder Agreement, including their right to designate eight directors of the company’s post-merger board so long as they hold at least 10% of the company’s common stock; and ii) the fact that your public stockholders will hold a minority share position in the post-merger company.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 86 of the Draft Amendment in response to the Staff’s comment.

21.	Reference is made to the sixth paragraph on page 87 where you disclose 2016 and 2015 adjusted EBITDA. Please revise to present, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP. In addition, please revise to present a reconciliation which shall be quantitative, to the extent available without unreasonable efforts, of the differences between the 2015 adjusted EBITDA with the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 85 of the Draft Amendment in response to the Staff’s comment.

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Description of Fairness Opinion of BTIG, page 88

22.	Please quantify the fee paid to BTIG upon delivery of the fairness opinion. In that regard, we note BTIG’s statement in the third page of the fairness opinion (included as Annex D) that it “will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Merger . . . .” Refer to Items 4(b) of Form S-4 and 1015(b)(4) of Regulation M-A.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 86 of the Draft Amendment in response to the Staff’s comment.

23.	In the discussion of BTIG’s comparable transaction analysis on page 93, you disclose the range of LTM Adjusted EBITDA multiples that BTIG derived from the precedent transactions and the resulting implied valuation range for Intermex. Please provide comparable disclosure regarding the range of LTM Revenue multiples derived from the precedent transactions.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 90 of the Draft Amendment in response to the Staff’s comment.

24.	We refer you to the discussion of BTIG’s discounted cash flow analysis in the penultimate paragraph of page 93. Please disclose the source of the weighted average cost of capital estimates that BTIG used to derive discount rates for Intermex’s projected cash flows. Please also revise to explain why BTIG extrapolated Intermex’s revenue and EBITDA beyond the fiscal years addressed in Intermex’s management projections and how it determined to do so on a flat-line basis.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 91 of the Draft Amendment in response to the Staff’s comment.

Certain Projected Financial Information, page 94

25.	Please disclose the basis for and the nature of the material assumptions underlying the projected financial information presented in this section. Refer to Items 4(b) of Form S-4 and 1015(b)(6) of Regulation M-A.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 93 of the Draft Amendment in response to the Staff’s comment.

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Sources and Uses for the Merger, page 97

26.	Revise to provide additional tabular information that reflects potential changes to the merger consideration, consistent with the terms of the Merger Agreement, and possible redemptions of the public shares.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 96 of the Draft Amendment in response to the Staff’s comment.

Proposal No. 4 — Approval of Additional Amendments to our Charter in connection with the Merger, page 104

27.	Please provide your analysis as to why you are not required to unbundle those changes to your charter which are not specific to special purpose acquisition companies into separate proposals. Refer to Rule 14a-4(a)(3) of Regulation 14A as well as Question 201.01 of the Division’s Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Draft Amendment to unbundle Proposal No. 4 into three separate proposals in response to the Staff’s comment.

Information about Intermex, page 134

Overview, page 134

28.	Reference is made to the table on page 135 where you disclose 2012 through 2017 adjusted EBITDA. Please revise to present, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP. In addition, please revise to present reconciliations which shall be quantitative, to the extent available without unreasonable efforts, of the differences between 2012 through 2015 adjusted EBITDA with the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 135 of the Draft Amendment in response to the Staff’s comment.

Our Competitive Strengths, page 135

29.	Please revise to provide the basis for your assertion that many of Intermex’s competitors “prioritize global reach over growth and profitability.” If the assertion is based on the belief of Intermex’s management, please revise to make this clear.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 136 of the Draft Amendment in response to the Staff’s comment.

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Our Growth Strategy, page 136

30.	Please revise to identify the 15 states in which Intermex is “well-established” as well as the 10 states collectively accounting for 74% of U.S. to Mexico remittance volume where Intermex “expect[s] to realize significantly increased market share growth.”

The Company acknowledges the Staff’s comment and has revised the disclosure on page 137 of the Draft Amendment in response to the Staff’s comment.

Executive Compensation, page 145

Annual Cash Incentive Awards, page 148

31.	Please revise to clarify, if true, that the “EBITDA” and “net EBITDA” targets discussed in this section relate to Intermex’s Adjusted EBITDA. We note in that regard your disclosure here that Intermex achieved “100% of the Company EBITDA target of $31,304,000” and “net EBITDA of 105.3% of budget” in 2017, as well as your disclosure of Intermex’s historical EBITDA and Adjusted EBITDA results on page 24 and elsewhere in the filing.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 147 of the Draft Amendment in response to the Staff’s comment.

32.	Considering the Individual Goals comprise 60% of the Annual Cash Bonus for each named executive officer, please elaborate upon those goals and provide quantified information about the specific financial objectives and strategic goals.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 147 of the Draft Amendment in response to the Staff’s comment.

Intermex’s Management’s Discussion and Analysis, page 151

Results of Operations, page 157

Successor Period Ended December 31, 2017 . . . , page 158

Operating Expenses, page 158

33.	We note your description here of several factors which attributed to the increase in service charges from agents and banks that Intermex incurred over the fiscal period discussed. Please revise your disclosure to quantify the impact of each material driver.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 158 of the Draft Amendment in response to the Staff’s comment.

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34.	Reference is made to your discussion of income taxes on pages 159 and 163. Please revise to provide a more detailed explanation of why the provision for income taxes and effective tax rates differ for comparative periods.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 159, 162 and 163 of the Draft Amendment in response to the Staff’s comment.

35.	Reference is made to the second to last paragraph on page 162. Please revise to separately quantify the impacts that the increase in overall transaction volume and higher average amount spent per transaction had on revenues.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 161 of the Draft Amendment in response to the Staff’s comment.

Beneficial Ownership of Securities, page 185

36.	Please revise the beneficial ownership table on page 186 to identify the parties to the Shareholder Agreement. Refer to Items 18(a)(5)(ii) of Form S-4 and 6(d) of Schedule 14A.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 185 and 187 of the Draft Amendment in response to the Staff’s comment.

37.	Disclose why the table reflects SPC Intermex, LP’s ownership interest at 12,327,313 shares, when you currently expect to issue 16,598,281 shares.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 185 and 187 of the Draft Amendment in response to the Staff’s comment.

Intermex Holdings, Inc. Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Business and Consolidation of Operations

Restatements, page F-26

38.	Please explain to us why the valuation allowance error correction impacted both December 31, 2014 accumulated deficit and the provision for income tax benefit for the year ended December 31, 2015.

The Company acknowledges the Staff’s comment and advises the Staff that the deferred tax asset utilization analysis as of December 31, 2014 did not properly extend until the expiration of the net operating loss carryforwards. Therefore, the valuation allowance for the deferred tax asset related to the net operating loss carryforwards was overstated and the provision for income tax benefit was understated in 2014 by $12,969,232. In addition, the provision for income tax benefit was overstated in fiscal 2015 because Intermex corrected this error in 2015 instead of correcting it in fiscal 2014. The error has been corrected by restating the Predecessor Company December 31, 2014 accumulated deficit balance in the consolidated statements of changes in stockholder’s equity and provision for income tax (benefit) expense for the year ended December 31, 2015 in the consolidated statements of operations and comprehensive (loss) income.

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The Company has also revised the disclosure on pages F-27 and F-28 of the Draft Amendment in response to the Staff’s comment.

Note 12 – Stockholder’s Equity and Share-Based Compensation

Predecessor Company

Stock Incentive Plan, page F-43

39.	Please tell us how you accounted for the fiscal 2016 reduction in stock option exercise price. Please also clarify what happened to the stock options upon the change of control resulting from the Stella Point acquisition. In this regard, it appears there were no outstanding options as of December 31, 2017 and you disclose that no options were exercised.

The Company acknowledges the Staff’s comment and advises the Staff that the options only vest upon a change of control event, therefore, the reduction in exercise price had no impact on Intermex’s financial statements for 2016 since the vesting criteria had not been met. In addition, upon the change of control resulting from the Stella Point acquisition, effective February 1, 2017, all stock options outstanding became fully vested and all were exercised.

The Company has also revised the disclosure on pages F-44 and F-45 of the Draft Amendment in response to the Staff’s comment.

Note 13 – Income Taxes, page F-44

40.	Please explain to us the nature of the change in tax rates in the years ended December 31, 2016 and 2015 that impacted your tax provision. Please also tell us your consideration of adding disclosure in this regard.

The Company acknowledges the Staff’s comment and further advises the Staff that Intermex is subject to tax in various U.S. state jurisdictions. Changes in the annual allocation and apportionment of Intermex’s activity amongst these state jurisdictions results in changes to the blended state rate utilized to measure Intermex’s deferred tax assets and liabilities.

The Company has also revised the disclosure on page F-46 of the Draft Amendment in response to the Staff’s comment.

* * * * *

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If you have any questions regarding this letter, please contact Derick Kauffman, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ James J. McEntee, III
James J. McEntee, III President and Chief Financial Officer FinTech Acquisition Corp. II

cc:	Derick Kauffman, Esquire
Ledgewood, PC

Adam Phippen
Jim Allegretto
Parhaum J. Hamidi
U.S. Securities and Exchange Commission

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